Exhibit 99.06 - Press Release


McKenzie Bay And SOQUEM Sign Letter of Intent to Form Joint Venture


QUEBEC CITY, Quebec & BRIGHTON, Mich., Jun 20, 2002 -- McKenzie Bay International Ltd. (OTCBB:MKBY) is pleased to announce its wholly owned subsidiary, McKenzie Bay Resources Ltd, and SOQUEM INC
(http://www.soquem.qc.ca), a division of SGF Mineral Inc, which is a subsidiary of Societe generale de financement du Quebec "SGF" (Ministry of Finance Province of Quebec) have signed a Letter of Intent to negotiate a Joint Venture Agreement between the parties in which SOQUEM would acquire a 20% interest in the development of the Lac Dore vanadium deposit.

Any Joint Venture Agreement will be subject to all required approvals, including regulatory and board of directors of the respective parties.

In the event that the parties cannot execute a Joint Venture Agreement before August 31, 2002, the existing Agreement between the parties will be extended until August 31, 2003. SOQUEM has the Option to acquire a 20% interest in the Lac Dore Project upon delivery of a positive bankable feasibility study as per the existing SOQUEM/McKenzie Bay agreement.

A recently completed Feasibility Study prepared by SNC Lavalin Inc indicates Lac Dore is capable of producing large quantities of the highest purity Vanadium products in the world. Capital investment is estimated to be US$229 (C$364) million including all equipment, infrastructure costs and C$39 million for contingencies providing for planned initial annual production capacity of 25 million pounds for all Vanadium products combined. Total employment is estimated at more than 300.

Located 300 hundred miles (500 kilometers) North of Montreal near Chibougamau, Quebec, Lac Dore is the largest Vanadium deposit in North America and second largest in the world. Lac Dore is expected to become the lowest cost producer in the world of various high purity Vanadium products. The primary focus is the production of various high purity Vanadium products for use in multiple electricity storage technologies including Vanadium Electrolyte for use in Vanadium Redox batteries. Plans to bring Lac Dore into production are ongoing.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan.